Exhibit 99.1

CONNECTICUT OFFICE:	TORONTO OFFICE:
PO Box 577	82 Richmond Street East
Sherman, CT	Toronto, Ontario
U.S.A. 06784	Canada, M5C 1P1
Phone: 1.844.364.1830	Toll Free: 1.844.364.1830
Fax : 1.860.799.0350
www.tanzanianroyalty.com

OUTSTANDING INTERNATIONAL RELATIONS AND EXCELLENT BUCKREEF MINE LAYOUT PROGRESS

For Immediate Release

TORONTO, ONTARIO  –  November 16, 2017, Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) hereinafter (the "Company") is pleased to provide an update on the excellent international relations between the Company and the United Republic of Tanzania, together with an update on the outstanding progress on the Buckreef Project mine layout.

"Our relationship with Tanzania is excellent.  The dedicated commitment of the Company and the nation of Tanzania have resulted in great progress in our moving forward toward commercial gold production.  We are very pleased to have moved beyond any issues of the past and into an amicable, productive and emerging prosperous relationship with Tanzania and for our shareholders.  It is very gratifying that we are moving forward with the support of the Tanzanian government and its people." said Jeffrey R. Duval, Acting Chief Executive Officer.

Acting CEO Duval returned this week from travel to Tanzania.  The travel and work included the assessment and inspection of the progress achieved in the mine layout at the Buckreef Project, together with numerous business meetings, and a reception for Tanzanian national dignitaries, renowned local leaders and members of the public.  The reception was held at the Buckreef Project Mine, where the Hon. Minister Angellah Kairuki and the Hon. Deputy Minister Stanslaus Nyongo attended together with a large government delegation, including the Chairman of STAMICO, Amb. Alexander A. Muganda.  The Buckreef Project was explained by Peter Zizhou, General Manager for the Company, and a tour of the mine followed.  The reception revealed the success of the international relations efforts on the part of Tanzania and the Company.

"The dedication of our management and the commitment of Tanzania through its officials and its agent, STAMICO have made our exceptional relationship possible.  Where other industrial operations have had issues, we have made significant strides.  Where some in our industry have had some struggles with reaching detente, our Company has achieved a formidable and valuable working relationship with the nation of Tanzania and its people which is not only solid, but friendly.  We are very excited by our progress in our international relations, but also our progress on the ground with the Buckreef Project mine layout." stated James E. Sinclair, Executive Chairman.

The Company donated one hundred and five school desks to the local school district in honour of the occasion.

Chief Operating Officer Giancarlo Volo arranged for an aerial video of the site and the reception.  The video is available at the links below, on the Company web page, and on YouTube.

Links:

www.tanzanianroyalty.com

http://www.youtube.com/watch?v=G0O_s08v5NQ&t=29s

"The video shows the substantial progress we have made in the Buckreef mine layout in preparation for the next phase of development.  The aerial views provide a look at the transformation of the site from all sides and shows our hard work and readiness for continued mining operations.  We are preparing for the final stage of development and very pleased with our progress." said Mr. Volo.  Operational Updates are found on the Company's website in the Blog section, and have been updated throughout 2017.

Our technical executives and Project Manager Peter Zizhou showed a detailed power point to the prestigious gathering and all questions were answered.

The Company is pleased to provide this information for your consideration and review.  Thank you for your time and attention.

For more information and updates, please see the Company website at:

www.tanzanianroyalty.com

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair

Executive Chairman

For further information, please contact Investor Relations:

investors@tanzanianroyalty.com

1-844-364-1830

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Form 20-F Annual Report dated November 25, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Form 20-F Annual Report dated November 25, 2016 and technical reports filed under the Company's name at our website at: www.TanzanianRoyaltyExploration.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.